Exhibit 99.2

FRANCO-NEVADA CORPORATION

Report of Voting Results

This report is being filed pursuant to section 11.3 of National Instrument 51-102 — Continuous Disclosure Obligations and discloses the voting results for each matter voted upon at the annual and special meeting of shareholders of Franco-Nevada Corporation held on May 7, 2014 (the “Meeting”). The total number of shares voted was 119,062,618 or 80.85% of the total issued and outstanding shares of the Corporation.

Description of Matter	Outcome of Vote

Resolution to elect directors, as proposed in the management information circular for the Meeting.

Each of the eight nominees was elected to hold office until the next annual meeting of the shareholders or until his successor is elected or appointed. This vote was conducted by a show of hands. The report on proxies indicated:

	Nominee	Votes For	% For	Votes Withheld	% Withheld
	Pierre Lassonde	110,257,827	98.06%	2,183,604	1.94%
	David Harquail	110,852,872	98.59%	1,588,560	1.41%
	Tom Albanese	109,436,003	97.33%	3,005,428	2.67%
	Derek W. Evans	111,458,934	99.13%	982,498	0.87%
	Graham Farquharson	110,823,963	98.56%	1,617,468	1.44%
	Louis Gignac	111,037,932	98.75%	1,403,500	1.25%
	Randall Oliphant	96,377,051	85.71%	16,064,380	14.29%
	The Hon. David R. Peterson	106,462,106	94.68%	5,979,325	5.32%

Resolution to appoint auditors and to authorize the directors to fix the remuneration thereof, as proposed in the management information circular for the Meeting.

PricewaterhouseCoopers LLP were reappointed to the office of auditors until the next annual meeting and the directors were authorized to fix the remuneration of the auditors. This vote was conducted by a show of hands. The report on proxies indicated “for” 118,930,951 (99.89%) and “withheld” 130,570 (0.11%).

“Say-on-Pay” advisory resolution regarding the Corporation’s approach to executive compensation, as proposed in the management information circular for the Meeting.

The Corporation’s approach to executive compensation was accepted. This advisory vote was conducted by a show of hands. The report on proxies indicated “for” 106,999,311 (95.16%) and “against” 5,442,118 (4.84%).

DATED as of this 8th day of May, 2014.

FRANCO-NEVADA CORPORATION

“Lloyd Hong”
Name: Lloyd Hong
Title: Chief Legal Officer & Corporate Secretary